Exhibit 2.1

November 23, 2009

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 23, 2009,

BETWEEN:

DDi CORP., a corporation incorporated under the laws of the State of Delaware (“DDi”)

- and -

CORETEC INC., a corporation incorporated under the laws of the Province of Ontario (Canada) (“Coretec”)

THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

1.	Definitions:

(a)	“Acquisition Proposal” means, other than the Transactions contemplated by this Agreement, (i) any bona fide inquiry or proposal (written or oral) made by a third party (other than DDi or any of its Affiliates) regarding any merger, amalgamation, share exchange, business combination, take-over bid, or sale or other disposition of 20% or more in book value of the properties or assets of Coretec and its Subsidiaries on a consolidated basis, (ii) any recapitalization, reorganization, or liquidation of Coretec or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more in book value of the consolidated assets of Coretec and its Subsidiaries, (iii) any sale or issuance of Coretec equity securities or debt convertible into equity securities or rights therein or thereto or rights, options or warrants to acquire any such securities that would result in the increase in the number of Common Shares outstanding, on a fully-diluted basis, by more than 20%, or (iv) any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Coretec and would or could, in any case, result in the sale or other disposition of all or material portion of the property and assets of Coretec and its Subsidiaries on a consolidated basis;

(b)	“Affiliate” has the meaning ascribed thereto in the Securities Act;

(c)	“Agreement” means this arrangement agreement, together with the schedules attached hereto and the Coretec Disclosure Letter, each as amended or supplemented from time to time;

(d)	“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Coretec and DDi, each acting reasonably);

(e)	“Arrangement Resolution” means the resolution of the Coretec Shareholders and Coretec Optionholders to be considered at the Coretec Meeting, approving the Arrangement;

(f)	“Articles of Arrangement” means the articles of arrangement of Coretec in respect of the Arrangement, to be filed with the Director after the Final Order is made;

(g)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Anaheim, California;

(h)	“Canadian GAAP” means accounting principles generally accepted in Canada;

(i)	“Common Shares” means the issued and outstanding Common Shares in the capital of Coretec;

(j)	“Completion Deadline” means the date by which the Arrangement is to be completed, which date shall be February 15, 2010, or such other date as may be agreed to in writing by Coretec and DDi;

(k)	“Confidentiality Agreement” means the confidentiality agreement dated October 29, 2009 between Coretec and DDi;

(l)	“Consideration” has the meaning set out in Section 2(c) hereof;

(m)	“Contaminants” means any pollutant, contaminant or waste of any nature, including without limitation, any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance, dangerous good, or deleterious substance, as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws;

(n)	“Coretec Disclosure Letter” means the letter of even date herewith delivered by Coretec to DDi in a form accepted by and initialled on behalf of DDi, with respect to certain matters in this Agreement;

(o)	“Coretec Documents” has the meaning set out in paragraph (v) of Schedule A;

(p)	“Coretec DSUs” means the outstanding Deferred Stock Units for non-employee directors issued pursuant to the Coretec Deferred Stock Unit Plan for Non-Employee Directors dated March 21, 2003, all as described in the Coretec Disclosure Letter;

(q)	“Coretec Meeting” means the special meeting, including any adjournments or postponements thereof, of the Coretec Shareholders and Coretec Optionholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(r)	“Coretec Options” means the outstanding options to purchase Common Shares issued pursuant to the Coretec Stock Option Plan dated July 25, 2000, as amended, all as described in the Coretec Disclosure Letter;

(s)	“Coretec Optionholders” means, at any time, the holders of Coretec Options, at such time;

(t)	“Coretec Proxy Circular” means the management information circular to be prepared by Coretec in respect of the Coretec Meeting;

(u)

“Coretec Required Vote” means the requisite securityholder approval for the Arrangement being (i) not less than 66 2/3 percent of the votes cast in respect of the Arrangement Resolution by Coretec Shareholders and Coretec Optionholders, voting as a single class, present in person or by proxy at the Coretec Meeting; (ii) 66 2/3 percent of the votes cast in respect of the Arrangement Resolution by Coretec Shareholders voting as a single class, present in person or by proxy at the Coretec Meeting; (iii) a majority of votes cast in respect of the Arrangement Resolution by Coretec Shareholders present in person or by proxy at the Coretec Meeting, excluding votes cast by those Coretec Shareholders required to be excluded pursuant to the minority approval provisions of the Rules; and (iv) such other approval required by the Court or applicable Laws;

(v)	“Coretec Shareholders” means, at any time, the holders of Common Shares at such time;

(w)	“Coretec Share Option Plans” means the Coretec Stock Option Plan dated July 25, 2000, as amended and the Coretec Deferred Stock Unit Plan for Non- Employee Directors dated March 21, 2003;

(x)	“Court” means the Ontario Superior Court of Justice;

(y)	“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Coretec to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Coretec;

(z)	“Director” means the Director appointed pursuant to Section 278 of the OBCA;

(aa)	“Dissent Rights” means the rights of holders of Common Shares to dissent in respect of the Arrangement as described in the Plan of Arrangement;

(bb)	“Dissenting Shareholder” means a holder of Common Shares who duly exercises Dissent Rights in respect of the Common Shares held by such holder;

(cc)	“Effective Date” means the date shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement on the date of closing of the Arrangement and the other Transactions contemplated in this Agreement, which the parties agree will be the second Business Day following the satisfaction (or waiver) of the conditions in Sections 10, 11 and 12 or such other date as the parties may agree to in writing;

(dd)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(ee)	“Employee” means any individual employed or retained by Coretec or any of its Subsidiaries on a full-time, part-time or temporary basis who provides services to Coretec or any of its Subsidiaries, including without limitation, those individuals who are on disability leave, parental leave or other permitted absence;

(ff)	“Employee Plans” has the meaning set out in paragraph (t)(i) of Schedule A hereof and includes the Coretec Share Option Plans;

(gg)	“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(hh)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Laws;

(ii)	“Environmental Conditions” mean the generation, discharge, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Effective Date of any Contaminants by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any person based upon the acts or omissions of any person prior to the Effective Date with respect to any Contaminants or reporting with respect thereto;

(jj)	“Environmental Laws” means all applicable Laws, including applicable common law and agreements with Governmental Entities, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(kk)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

(ll)	“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares (including without limitation Common Shares issuable upon the exercise or the conversion of convertible securities) were exercised, including for greater certainty, all Common Shares issuable upon the exercise of Coretec Options, whether vested or unvested;

(mm)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(nn)	“In-the-Money Options” has the meaning set out in Section 2(b) hereof;

(oo)	“In-the-Money Amount” has the meaning set out in Section 2(f) hereof;

(pp)	“Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefore, trade name, license, invention, patent, patent application, industrial designs, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs and data bases, names and all derivations thereof, domain name and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, in each case which is owned or licensed or filed by Coretec, any Coretec Subsidiary or any of their Affiliates or used or held for use in their business, whether registered or unregistered or domestic or foreign;

(qq)	“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 7;

(rr)	“knowledge of Coretec” means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, the Vice President of Special Projects and the Vice President and General Manager of each of the Toronto and Denver plant and the Cleveland plant of Coretec, in each case, after having made due inquiry of the director, officer, employee, advisor or other representative of Coretec who would be likely to have the information with respect to the relevant matter or item;

(ss)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(tt)	“Material Adverse Change” means, in respect of Coretec, any one or more changes, events or occurrences, and “Material Adverse Effect” means any state of facts which, in either case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Coretec and its Subsidiaries, on a consolidated basis, other than any change, event, occurrence or state of facts relating to: (i) the announcement of the execution of this Agreement or the Arrangement or the other Transactions contemplated hereby; (ii) changes in general to political, economic or financial conditions; (iii) the state of securities or currency markets in general (provided that it does not have a materially disproportionate effect on that person relative to comparable companies); (iv) any change in Canadian GAAP (provided it does not have a materially disproportionate effect on that person relative to comparable companies); (v) any natural disaster (provided that it does not have a materially disproportionate affect on that person relative to comparable companies); (vi) changes affecting the industry in which Coretec operates generally (provided that such changes do not have a materially disproportionate effect on that person relative to comparable companies); (vii) the rate at which Canadian dollars can be exchanged for United States dollars; (viii) generally applicable changes in applicable Law; (ix) the commencement or continuation of any war, armed hostilities or acts of terrorism; (x) the departure of any customers of Coretec or a breach by Coretec of any debt covenant; (xi) any decrease in the market price or any decline in the trading volume of the Common Shares on its principal stock market (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (xi) above) may be taken into account in determining whether a Material Adverse Change or a Material Adverse Effect has occurred), and except as explicitly stated herein, references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(uu)	“misrepresentation” has the meaning ascribed thereto in the Securities Act;

(vv)	“OBCA” means the Business Corporations Act (Ontario), as amended from time to time;

(ww)	“Pending Coretec Acquisition Proposal” has the meaning set out in Section 17 hereof;

(xx)	“person” shall be broadly interpreted and includes any natural person, legal person, partnership, limited partnership, joint venture, unincorporated association or other organization, trust, trustee, executor, administrator or liquidator, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted and whether or not a legal entity;

(yy)	“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit I annexed hereto and any amendments or variations thereto made in accordance with Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

(zz)	“Pre-Acquisition Reorganization” has the meaning set out in Section 8(u) hereof;

(aaa)	“Prohibited Payments” mean any offer, gift, payment, promise to pay or authorization to pay money or anything of value to or for the use or benefit of any government official (including employees and directors of government-owned companies and other state enterprises), political party, party official, candidate for public office or employee of a public international organization in an effort to win or retain business or secure any improper advantage, except that the term does not include any payment to a government official, political party, party official or political candidate that is expressly permitted under the written laws of the country involved, or any facilitating payment that is made solely to secure the provision of routine governmental services;

(bbb)	“Recommendation” has the meaning set out in Section 8(b) hereof;

(ccc)	“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling, and analysis, installation, reclamation, closure or post-closure in connection with the suspected, threatened or actual Environmental Condition;

(ddd)	“Rules” means Multilateral Instrument 61-101 “Protection of Minority Shareholders in Special Transactions”;

(eee)	“Securities Act” means the Securities Act (Ontario), as amended from time to time;

(fff)	“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, collectively and “Securities Authority” means any one of them;

(ggg)	“SEDAR” means The System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators;

(hhh)	“Subsidiary” has the meaning ascribed thereto in the Securities Act;

(iii)	“Superior Proposal” means a written Acquisition Proposal in respect of Coretec, if the directors of Coretec have concluded in good faith, after consultation with and receiving advice from, as appropriate, the legal and, if any, financial and other advisors to Coretec that it is reasonably likely that any required financing will be obtained and the directors of Coretec have determined, in good faith, after consultation with and receiving advice from, as appropriate, the legal and, if any, financial and other advisors to Coretec, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction more favourable to Coretec Shareholders from a financial point of view than that contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by DDi in response thereto in accordance with Section 16(a) hereof);

(jjj)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(kkk)	“Tax Act” means the Income Tax Act (Canada);

(lll)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(mmm)	“Termination Date” means the date upon which this Agreement is terminated pursuant to the terms of this Agreement;

(nnn)	“Transactions” means the transactions contemplated by this Agreement and the Plan of Arrangement and including, for greater certainty, the Arrangement;

(ooo)	“Triggering Event” has the meaning set out in Section 17 hereof; and

(ppp)	“TSX” means the Toronto Stock Exchange.

2.	Arrangement:

Subject to the terms and conditions of this Agreement and the Plan of Arrangement, the Arrangement will be completed and among other things, DDi (or an Affiliate) will acquire all of the issued and outstanding Common Shares of Coretec. In this connection, commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	Dissenting Shareholders. Each Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to DDi, in consideration for the fair value for each such Common Share held by such holder as determined and payable in accordance with the Plan of Arrangement, and the name of such holder will be removed from the register of holders of Common Shares, and DDi will be recorded as the registered holder of the Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Common Shares free and clear of all Encumbrances;

(b)	Coretec Options. Holders of Coretec Options which are outstanding and have an exercise price less than the amount of the Consideration immediately prior to the Effective Time (the “In-the-Money Options”) will be entitled to receive an amount per Coretec Option equal to the difference between the Consideration and the exercise price in respect of such Coretec Options (less applicable withholdings) and such Coretec Options will be cancelled at the Effective Time. All other Coretec Options will be cancelled without any payment at the Effective Time.

(c)	Common Shares. Each Common Share outstanding immediately prior to the Effective Time held by a Coretec Shareholder (other than those held by Dissenting Shareholders who are entitled to receive fair value for the Common Shares held by them and those held by DDi and any Affiliate of DDi), shall be transferred by the holder thereof to DDi in exchange for the amount of $0.38 for each one Common Share held (the “Consideration”) and DDi shall be deemed to be the legal and beneficial owner thereof, free and clear of all Encumbrances.

(d)	Coretec DSUs. Holders of Coretec DSUs which are outstanding immediately prior to the Effective Time will be entitled to receive an amount per Coretec DSU equal to the Consideration and such Coretec DSUs will be cancelled at the Effective Time.

(e)	Coretec Share Option Plans. The Coretec Share Option Plans shall be terminated effective at the Effective Time.

(f)

Adjustment of Consideration. The amount of the Consideration is based on (i) not more than 19,404,307 Common Shares being outstanding, on a fully-diluted basis at the Effective Time; (ii) the aggregate amount payable in respect of the In-the- Money Options not being in excess of $160,000 (the “In–the-Money Amount”); (iii) the aggregate amount payable in respect of the Coretec DSUs not being in excess of $547,961; and (iv) Coretec not having declared or paid any dividends or other distributions on the Common Shares prior to the Effective Time. Without limiting any of DDi’s other rights under this Agreement, the Consideration will be adjusted accordingly (i.e., a pro rata reduction in the amount of the Consideration per Common Share) if the number of outstanding Common Shares, on a fully-diluted basis, is greater than 19,404,307, if the In-the-Money Amount is more than $160,000 or if the amount payable in respect of the Coretec DSUs is more than $547,961, in each case at the Effective Date, unless DDi has otherwise consented in writing.

(g)	Withholding. DDi shall be entitled to, and shall be entitled to cause Coretec to, deduct or withhold from the amount otherwise payable pursuant to this Agreement to any Coretec Shareholder or holder of Coretec Options or Coretec DSUs such amounts as the applicable payor is required or entitled to deduct and withhold with respect to any such payment under the Tax Act or any other provision of domestic or foreign Law (whether national, federal, state, provincial, local or otherwise) relating to Taxes. To the extent any amounts are so deducted or withheld and remitted to the appropriate taxing authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid by DDi to the relevant Coretec Shareholder or holder of Coretec Options or Coretec DSUs in respect of which such deduction or withholding was made.

3.	Representations and Warranties of Coretec:

Coretec hereby makes the representations and warranties set out in Schedule A hereto to and in favour of DDi and acknowledges that DDi is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Arrangement and the other matters contemplated by this Agreement.

4.	Representations and Warranties of DDi:

DDi hereby makes the representations and warranties set out in Schedule B hereto to and in favour of Coretec and acknowledges that Coretec is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Arrangement and the other matters contemplated by this Agreement.

5.	Survival of Representations and Warranties:

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time. Any investigation by DDi or Coretec and their respective advisors shall not mitigate, diminish or affect the representations and warranties of Coretec or DDi, respectively, contained in this Agreement.

6.	Covenants of Coretec:

Subject to the terms of this Agreement, Coretec hereby covenants and agrees with DDi as follows:

(a)	As soon as reasonably practical after the execution and delivery of this Agreement and the preparation of a substantially-completed Coretec Proxy Circular in accordance with Section 8(b) and in cooperation with DDi and its representatives, Coretec will apply in a manner acceptable to DDi, acting reasonably, under Section 182 of the OBCA for the Interim Order, and thereafter proceed with and diligently seek to obtain the Interim Order. Coretec shall use commercially reasonable efforts to apply in a manner acceptable to DDi, acting reasonably, under Section 182 of the OBCA for and obtain the Interim Order on or before December 4, 2009 and use commercially reasonable efforts to complete the Arrangement on or before December 31, 2009.

(b)	As soon as reasonably practical after the execution and delivery of this Agreement and the obtaining of the Interim Order, Coretec will convene and hold the Coretec Meeting for the purpose of considering the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such Coretec Meeting with the prior approval of DDi acting reasonably), in accordance with the Interim Order. Coretec shall not adjourn, postpone or cancel the Coretec Meeting (or propose to do so), except as required by applicable Laws or with the prior written approval of DDi. Notwithstanding the foregoing, Coretec shall be entitled to adjourn or postpone the Coretec Meeting without the approval of DDi if Coretec receives a Superior Proposal within 10 days of the scheduled Coretec Meeting.

(c)	Subject to obtaining the approvals as are required by the Interim Order, Coretec will proceed with and diligently pursue the application to the Court for the Final Order.

(d)	Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, Coretec will send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement.

7.	Interim Order.

The notice of motion for the application referred to in Section 6(a) shall request that the Interim Order provide:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Coretec Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be the Coretec Required Vote, or such other majority as may be approved by the Court;

(c)	that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Coretec, including quorum requirements and all other matters, shall apply in respect of the Coretec Meeting;

(d)	for the grant of the Dissent Rights;

(e)	that each Coretec Shareholder and each Coretec Optionholder will have the right to appear before the Court at the hearing of the Court to approve the Final Order so long as such Coretec Shareholder and Coretec Optionholder enters an appearance within a reasonable time;

(f)	that the Coretec Meeting may be adjourned or postponed from time to time by management of Coretec without the need for additional approval of the Court;

(g)	that the record date for Coretec Shareholders and Coretec Optionholders entitled to notice of and to vote at the Coretec Meeting will not change in respect of any adjournment(s) of the Coretec Meeting; and

(h)	for the notice requirements respecting the presentation of the application to the Court for a Final Order.

8.	Coretec Proxy Circular and Other Covenants.

(a)	Coretec Proxy Circular. As promptly as reasonably practicable, Coretec shall prepare the Coretec Proxy Circular, together with any other documents required by applicable Laws and the rules and policies of any applicable stock exchange in connection with the approval of the Arrangement, and Coretec shall provide DDi with a reasonable opportunity to review and comment on the Coretec Proxy Circular and all such other documents. Coretec shall ensure that the Coretec Proxy Circular and all such other documents comply with all applicable Laws and the requirements of any applicable stock exchange and, without limiting the generality of the foregoing, shall ensure that the Coretec Proxy Circular and all such other documents do not contain any misrepresentation (other than with respect to any information relating to and provided by DDi).

(b)

Board Approval and Solicitation of Proxies. Coretec hereby approves of and consents to the Arrangement and represents that upon the recommendation of the special committee of the board of directors of Coretec, the board of directors of Coretec, at a meeting duly called and held, has unanimously (i) determined that the Arrangement and the other Transactions contemplated hereby are fair to the Coretec Shareholders and in the best interests of Coretec, (ii) approved and declared advisable this Agreement and the Arrangement, and (iii) resolved to recommend to all Coretec Shareholders that they vote in favour of the Arrangement (the “Recommendation”). Coretec shall (i) take all lawful action to solicit proxies in favour of the Arrangement; (ii) include the

Recommendation in the Coretec Proxy Circular; (iii) publicly reconfirm the Recommendation upon the reasonable request of DDi; and (iv) not withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to DDi the Recommendation except as explicitly permitted in Section 16 hereof.

(c)	Proceedings. In a timely and expeditious manner, Coretec and its Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein to be taken or done by Coretec and its Subsidiaries, as applicable.

(d)	Copy of Documents. Except for proxies and other non-substantive communications, Coretec shall furnish as promptly as reasonably practical to DDi a copy of each notice, report, schedule or other document or communication delivered, filed or received by Coretec in connection with this Agreement, the Arrangement or the Coretec Meeting or any other meeting at which all Coretec Shareholders are entitled to attend, any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Arrangement or the other Transactions contemplated by this Agreement.

(e)	Usual Business. Other than in connection with completing the Arrangement or as are required by applicable Laws or any Governmental Entities, Coretec shall, and shall cause its Subsidiaries to conduct business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices.

(f)	Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the Arrangement or the Transactions contemplated herein or as required by applicable Laws or any Governmental Entities, Coretec shall not (and shall ensure that its Subsidiaries do not), without the prior written consent of DDi, directly or indirectly do or permit to occur any of the following:

(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Coretec Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Coretec or any of its Subsidiaries, other than the issue of up to 1,382,500 Common Shares pursuant to the exercise of the Coretec Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than in the ordinary and regular course of business consistent with past practice, in respect of rights, properties or assets that are not, either individually or in the aggregate, material to Coretec, sell, lease or otherwise dispose of, or permit any of the Coretec Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles or by-laws (or their equivalent) of Coretec or any of its Subsidiaries or, except as set out in the Coretec Disclosure Letter, any of the terms of the Coretec Options or Coretec DSUs as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of Coretec or any of the Coretec Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares;

(v)	redeem, purchase or offer to purchase or permit any of the Coretec Subsidiaries to redeem, purchase or offer to purchase, any Common Shares and, other than pursuant to the Coretec Share Option Plans, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Coretec or any of its Subsidiaries with any other person other than another Coretec Subsidiary;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)	(A) satisfy or settle any material claims or disputes which are, individually or in the aggregate material to Coretec; (B) relinquish any material contractual rights which are, individually or in the aggregate material to Coretec; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)	except as set out in the Coretec Disclosure Letter or with the prior written consent of DDi (not to be unreasonably withheld), incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money in excess of $50,000 in the aggregate, or permit any of the Coretec Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	except as required by Canadian GAAP, any other generally accepted accounting principle to which any Coretec Subsidiary may be subject or any applicable Laws, make any changes to the existing accounting practices of Coretec or make any material tax election inconsistent with past practice; or

(xi)	agree or commit to do any of the foregoing.

(g)	Employment Arrangements. Without the prior written consent of DDi, Coretec shall not, and shall cause its Subsidiaries not to, other than in the ordinary and regular course of business consistent with past practice, or pursuant to existing employment agreements, termination, compensation or other arrangements or policies or pursuant to any Employee Plans existing on the date hereof, or as required by applicable Laws, enter into or modify any employment, compensation, severance, collective bargaining or similar agreement, pension, retirement or employee benefits plan, agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, phantom stock option, pension or supplemental pension benefit, profit sharing, tax equalization payment, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any Employee, officer or director of Coretec or any of its Subsidiaries.

(h)	Insurance. Coretec shall use its reasonable commercial efforts, and shall cause its Subsidiaries to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(i)	Certain Actions. Coretec shall:

(i)	not take any action and cause its Subsidiaries to not take any action, that would interfere with or be inconsistent with the completion of the Arrangement and the other matters contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Coretec in this Agreement untrue or inaccurate at any time prior to the Effective Date if then made; and

(ii)	promptly notify DDi of (A) any Material Adverse Change or Material Adverse Effect on Coretec, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect on Coretec, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Coretec of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Coretec contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

(j)	No Compromise. Coretec shall not, and shall cause its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Coretec in connection with the Arrangement prior to the Effective Date without the prior written consent of DDi, which will not be unreasonably withheld.

(k)	Contractual Obligations. Except in the ordinary and regular course of business and consistent with past practice, and other than as required by applicable Laws, Coretec shall not, and shall cause its Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Coretec or any of its Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(l)	Satisfaction of Conditions. Coretec shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the other Transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain all consents, approvals and authorizations as are required to be obtained by Coretec or any of its Subsidiaries under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement and the other matters contemplated herein or have a Material Adverse Effect on Coretec;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Coretec or any of its Subsidiaries in connection with the Arrangement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the Arrangement;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Coretec; and

(v)	cooperate with DDi in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Coretec to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur.

(m)	Refrain from Certain Actions. Coretec shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement or which could have a Material Adverse Effect on Coretec, provided that where Coretec is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall as promptly as reasonably practical notify DDi in writing of such circumstances.

(n)	Keep Fully Informed. Coretec shall, in all material respects, conduct itself so as to keep DDi fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(o)	Cooperation. Coretec shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Arrangement and take all reasonable action necessary to be in compliance with such Laws.

(p)	Representations. Coretec shall use its commercially reasonable efforts to conduct its affairs and to cause its Subsidiaries to conduct their affairs so that all of the representations and warranties of Coretec contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(q)	Information. Coretec shall continue to make available and cause to be made available to DDi and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable DDi to effect a thorough examination of Coretec and its Subsidiaries and the business, properties and financial status thereof and shall cooperate with DDi in securing access for DDi to any documents, agreements, corporate records or minute books not in the possession or under the control of Coretec. Subject to applicable Laws, upon reasonable notice, Coretec shall, and shall cause its Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of DDi reasonable access, during normal business hours from the date hereof until the earlier of the Effective Date or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Coretec and its Subsidiaries, and, during such period, Coretec shall, and shall cause its Subsidiaries to, furnish as promptly as reasonably practical to DDi all information concerning the business, properties and personnel of Coretec and its Subsidiaries as DDi may reasonably request.

(r)	Closing Documents. Coretec shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement and the other Transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by DDi hereto, all in form satisfactory to DDi, acting reasonably.

(s)	Resignations. Subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 9(j), Coretec shall use commercially reasonable efforts to obtain and deliver to DDi at the Effective Date evidence reasonably satisfactory to DDi of the resignation, effective as of the Effective Date, of those directors of Coretec and its Subsidiaries designated by DDi to Coretec prior to the Effective Date.

(t)	Shareholder Rights Plan. Coretec and its board of directors shall not authorize, approve or adopt any shareholder rights plan or enter into any agreement providing therefore.

(u)	Pre-Acquisition Reorganizations. Coretec agrees that, upon request by DDi, Coretec shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as DDi may request, acting reasonably (each a “Pre-Acquisition Reorganization”); provided that the Pre-Acquisition Reorganization is not prejudicial to Coretec, any of its Subsidiaries or the Coretec Shareholders, and (ii) cooperate with DDi and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. DDi acknowledges and agrees that the Pre-Acquisition Reorganizations shall not (A) delay or prevent consummation of the Arrangement and the other Transactions contemplated herein (including by giving rise to litigation by third parties or the need for prior approval of the Coretec Shareholders unless any such matter may be approved at the Coretec Meeting), or (B) be considered in determining whether a representation or warranty of Coretec hereunder has been breached, it being acknowledged by DDi that these actions could require the consent of third parties under applicable contracts. DDi shall provide written notice to Coretec of any proposed Pre-Acquisition Reorganization at least ten days prior to the Effective Date. Upon receipt of such notice, DDi and Coretec shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. To the extent required, the Plan of Arrangement shall be modified to permit the completion of the Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Time (but after DDi shall have waived or confirmed that all conditions to completion of the Arrangement have been satisfied).

In addition:

(i)	DDi shall indemnify and save harmless Coretec and its Subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel);

(ii)	any Pre-Acquisition Reorganization shall not become effective unless DDi shall have confirmed in writing the satisfaction or waiver of all conditions in its favour and shall have confirmed in writing that it is prepared to promptly without condition proceed to effect the Arrangement);

(iii)	any Pre-Acquisition Reorganization shall not in the determination of Coretec, acting reasonably, unreasonably interfere in the material operations prior to the Effective Time of Coretec or any of its subsidiaries;

(iv)	unless the parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (except those that may be required or are advisable and that are routine or readily obtainable);

(v)	any Pre-Acquisition Reorganization shall not require Coretec or any subsidiary to contravene any applicable Laws, their respective organizational documents or any contract or Canadian GAAP; and

(vi)	Coretec and its Subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Coretec incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

9.	Covenants of DDi:

DDi hereby covenants and agrees with Coretec as follows:

(a)	Information for Coretec Proxy Circular. DDi shall as promptly a reasonably practicable furnish to Coretec all information concerning DDi as may be required or reasonably requested by Coretec for the preparation of the Coretec Proxy Circular, and hereby covenants that no information furnished by DDi in connection therewith or otherwise in connection with the consummation of the Arrangement and the other Transactions contemplated herein will contain any misrepresentation.

(b)	Proceedings. In a timely and expeditious manner, DDi shall take all such actions and do all such acts and things as are contemplated herein to be taken or done by DDi. DDi shall use commercially reasonable efforts to complete the Arrangement on or before December 31, 2009.

(c)	Certain Actions. DDi shall:

(i)	not take any action that would interfere with or be inconsistent with the completion of the Arrangement and the other matters contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by DDi in this Agreement untrue or inaccurate at any time prior to the Effective Date if then made; and

(ii)	promptly notify Coretec of (A) any breach by DDi of any covenant or agreement contained in this Agreement, and (B) any event occurring subsequent to the date hereof that would render any representation or warranty of DDi contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

(d)	Satisfaction of Conditions. DDi shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to:

(i)	obtain all consents, approvals and authorizations as are required to be obtained by DDi under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by DDi in connection with the Arrangement and participate and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement, or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the Arrangement;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by DDi; and

(v)	cooperate with Coretec in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate DDi to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur.

(e)	Refrain from Certain Actions. DDi shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement, provided that where DDi is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Coretec in writing of such circumstances.

(f)	Cooperation. DDi shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Arrangement and take all reasonable action necessary to be in compliance with such Laws.

(g)	Representations. DDi shall use its commercially reasonable efforts to conduct its affairs and to cause its Subsidiaries to conduct their affairs so that all of the representations and warranties of DDi contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(h)	Closing Documents. DDi shall execute and deliver, or cause to be executed and delivered at the closing of the Arrangement such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Coretec, all in form satisfactory to Coretec, acting reasonably.

(i)	Employment Arrangements. DDi hereby covenants and agrees that following the Effective Time it will honour all Coretec employment arrangements in effect on the date of this Agreement, provided that DDi has been given full written disclosure regarding the terms of such arrangements prior to the date hereof and only to the extent so disclosed.

(j)

Indemnification and Insurance. DDi covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Coretec and the Coretec Subsidiaries described in the Coretec Disclosure Letter shall be honoured by DDi but only to the extent so described and DDi will, or will cause Coretec and its Subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Coretec and its Subsidiaries which are in effect on the date hereof and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. DDi shall cause Coretec to ensure that the articles and/or by-laws of Coretec and its Subsidiaries (or their respective successors) shall contain provisions with respect to indemnification substantively comparable, in all material respects as set forth in Coretec’s or the applicable Subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Date, were directors or officers of Coretec or any of its Subsidiaries. The provisions of this Section 9(j) are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Coretec hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 9(j) shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

(k)	Payment of Consideration. DDi will, following receipt of the Final Order and prior to the Effective Time, ensure that the Depository has been provided with sufficient funds in escrow to pay the aggregate consideration to be paid pursuant to the Arrangement to Coretec Shareholders, Coretec Optionholders and holders of Coretec DSUs.

10.	Mutual Conditions of Arrangement:

Subject to Section 14, the obligations of DDi and Coretec to complete the Arrangement and the other matters contemplated by this Agreement shall be subject to the following conditions:

(a)	the Coretec Required Vote shall have been obtained at the Coretec Meeting;

(b)	the Effective Time shall be on or before the Completion Deadline;

(c)	there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement or other matters contemplated herein in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement and the other Transactions contemplated herein which has a Material Adverse Effect on Coretec or DDi;

(d)	the Interim Order and the Final Order shall each have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Coretec and DDi, acting reasonably, on appeal or otherwise; and

(e)	this Agreement shall not have been terminated pursuant to the terms hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived in respect of a party hereto, in whole or in part, by such party hereto in writing at any time. If any such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then any party hereto may terminate this Agreement by written notice to the other party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

11.	Conditions Precedent to the Obligations of DDi:

Subject to Section 14, the obligation of DDi to complete the Arrangement and the other matters contemplated herein shall be subject to the satisfaction of the following conditions:

(a)	the representations and warranties made by Coretec in this Agreement that are qualified by the word “material” or “material respects” or by the expressions “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Coretec in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Coretec shall have provided to DDi a certificate of an officer thereof certifying such accuracy on the Effective Date;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and neither Coretec nor any of its Subsidiaries, taken as a whole, shall have incurred or suffered, a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect on Coretec and its Subsidiaries on a consolidated basis;

(c)	Coretec shall have complied in all material respects with its covenants in this Agreement and Coretec shall have provided to DDi a certificate of an officer thereof certifying that, as of the Effective Date, Coretec has so complied with its covenants in this Agreement;

(d)	none of the directors or management of Coretec who have delivered support agreements in favour of DDi shall have breached, any of the representations, warranties and covenants thereof, in any manner which is reasonably likely to impede or delay the completion of the Arrangement; and

(e)	Coretec Shareholders holding no more than 10% of the outstanding Common Shares shall have exercised the right to dissent in respect of the Arrangement (and not withdrawn such exercise) and DDi shall have received a certificate dated the day immediately preceding the Effective Date of an officer of Coretec to such effect.

The foregoing conditions are for the benefit of DDi and may be waived, in whole or in part, by DDi in writing at any time. If any of such conditions shall not be complied with or waived by DDi on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then DDi may terminate this Agreement by written notice to Coretec in circumstances where the failure to satisfy any such condition is not the result of a breach of this Agreement by DDi.

12.	Conditions Precedent to the Obligations of Coretec:

Subject to Section 14, the obligations of Coretec to complete the Arrangement and the other matters contemplated herein shall be subject to the satisfaction of the following conditions:

(a)	the representations and warranties made by DDi in this Agreement shall be true and correct, in all material respects as of the Effective Date as if made on and as of such date, and DDi shall have provided to Coretec a certificate of an officer thereof certifying such accuracy on the Effective Date; and

(b)	DDi shall have complied in all material respects with its covenants in this Agreement and DDi shall have provided to Coretec a certificate of an officer thereof, certifying that, as of the Effective Date, DDi has so complied with its covenants in this Agreement.

The foregoing conditions are for the benefit of Coretec and may be waived, in whole or in part, by Coretec in writing at any time. If any of such conditions shall not be complied with or waived by Coretec on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then Coretec may terminate this Agreement by written notice to DDi in circumstances where the failure to satisfy any such condition is not the result of a breach of this Agreement by Coretec.

13.	Completion Deadline:

DDi and Coretec shall use their reasonable commercial efforts to complete the Arrangement and the other Transactions contemplated herein by the Completion Deadline.

14.	Notice and Cure Provisions:

Each party hereto shall give notice as promptly as reasonably practical to the other party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure, would be likely to or could:

(a)	cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other party hereto contained in Sections 10, 11 or 12 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the Arrangement and the other Transactions contemplated hereby pursuant to the conditions contained in Sections 10, 11 and 12 hereof or exercise any termination right arising therefrom; provided, however, that (i) as promptly as reasonably practical and in any event prior to the Effective Date, the party hereto intending to rely thereon has delivered a written notice to the other party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice.

15.	No Solicitation:

From the date hereof and continuing until the Termination Date or the Completion Deadline, Coretec agrees that neither it nor its Affiliates, advisors or representatives (including any person or entity, directly or indirectly, through one or more intermediaries, controlled by or under common control with Coretec) will, directly or indirectly, (i) solicit or otherwise facilitate (including by way of furnishing information), initiate, encourage, engage in or respond to any inquiries or proposals regarding an Acquisition Proposal, (ii) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) agree to, approve or recommend an Acquisition Proposal, (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner, the approval or Recommendation of the Coretec board of directors or any committee thereof of this Agreement; (v) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal, or (vi) enter into any agreement related to an Acquisition Proposal; provided, however, that subject as hereinafter provided, nothing shall prevent Coretec from furnishing non public information to, or entering into a confidentiality agreement and/or participating in discussions or negotiations with, any person in response to a bona fide unsolicited written Acquisition Proposal that is submitted by such person after the date hereof which is not withdrawn if (A) the directors of Coretec conclude in good faith, based on information then available and after consultation with Coretec’s financial advisors (if any) that such Acquisition Proposal constitutes a Superior Proposal or could reasonably or could reasonably be expected to result in a Superior Proposal; and (B) prior to providing any non-public information to such person in connection with such Acquisition Proposal, the Coretec board of directors receives from such person an executed confidentiality agreement containing terms no less favourable to Coretec as the terms of the Confidentiality Agreement and Coretec sends a copy of any such confidentiality agreement to DDi as promptly as reasonably practical upon its execution and as promptly as reasonably practical provides DDi a list of, or in the case of information that was not previously made available to DDi, copies of, any information provided to such person.

Concurrent with the execution hereof Coretec shall, except where prohibited by any existing confidentiality agreement, advise DDi of any current Acquisition Proposal and Coretec shall as promptly as reasonably practical (and in any event within 24 hours) notify DDi, first orally and then in writing, of any Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of after the date hereof (including any Acquisition Proposal made after the date hereof from any person who previously made an Acquisition Proposal to Coretec and any Acquisition Proposal from a person who has made a current Acquisition Proposal, the disclosure of which to DDi hereunder is prohibited by any existing confidentiality agreement), any amendment to any such proposal or any request for non-public information relating to Coretec or the Coretec Subsidiaries. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal and the identity of the person making such proposal, inquiry, request or contact.

Coretec shall immediately after the execution hereof terminate all existing discussions or negotiations with any person (other than DDi) with respect to any current or potential Acquisition Proposal.

16.	Superior Proposals:

(a)	Coretec or the directors thereof may take any action that is prohibited by Sections 15(iii), (iv), (v) or (vi) in respect of any Acquisition Proposal only if:

(i)	such Acquisition Proposal constitutes, or would constitute, if consummated in accordance with its terms, a Superior Proposal;

(ii)	such Acquisition Proposal is in writing and DDi has been provided with a copy of the document containing such Superior Proposal;

(iii)	five Business Days have elapsed from the date on which DDi received written notice of the determination of Coretec or the directors thereof to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal;

(iv)	in the event that DDi has proposed to amend this Agreement during the five Business Day period referred to above, the Coretec board of directors (after receiving advice from its financial advisors (if any) and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(v)	Coretec’s board of directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; and

(vi)	Coretec terminates this Agreement pursuant to Section 18 hereof and Coretec concurrently makes the payment contemplated by, and in accordance with, Section 17 hereof.

(b)	Coretec acknowledges that each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 16(a)(iii) hereof and shall initiate a new three Business Day period.

(c)	If the Coretec Proxy Circular has been sent to Coretec Shareholders prior to the expiry of the five Business Day period set forth in Section 16(a)(iii) and, during such period, DDi requests in writing that the Coretec Meeting proceed, unless otherwise ordered by the Court, Coretec shall take all reasonable steps necessary to hold the Coretec Meeting and to cause the Arrangement Resolution to be voted on at the Coretec Meeting.

(d)	If Coretec has provided DDi with a notice under Section 16(a), the Acquisition Proposal has been publicly disclosed or announced, and the Acquisition Proposal is provided to DDi within 10 days of the scheduled Coretec Meeting, then, subject to applicable Laws, at DDi’s request, Coretec will postpone or adjourn the Coretec Meeting at the Coretec Meeting (but not beforehand without DDi’s consent) to a date acceptable to DDi, acting reasonably, which shall not be later than ten days after the scheduled date of the Coretec Meeting and shall, in the event that DDi and Coretec amend the terms of this Agreement as contemplated by Section 16(a)(iv), ensure that the details of such amended Agreement are communicated to the Coretec Shareholders prior to the resumption of the adjourned Coretec Meeting.

(d)	Nothing in this Agreement shall prevent the board of Coretec from responding in a manner that is consistent with and in accordance with the provisions of Section 15, through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

17.	Termination Fee:

If:

(i)	Coretec terminates this Agreement under Section 18(a)(i) hereof in the circumstances permitted by Section 16; or

(ii)	an Acquisition Proposal (a “Pending Coretec Acquisition Proposal”) shall have been publicly announced after the date hereof and such Pending Coretec Acquisition Proposal shall not have been publicly withdrawn prior to the Coretec Meeting, if any, and, thereafter the Coretec Required Vote shall not have been obtained (including if the Coretec Meeting is not held) and Coretec completes such Pending Coretec Acquisition Proposal within 12 months following the Completion Deadline,

(any such event being a “Triggering Event”), then Coretec shall pay DDi an amount in cash equal to US$1,000,000 in immediately available funds to an account designated by DDi. Such payment shall be made (a) in the case of a Triggering Event described in Section 17(i), concurrently with such termination (and shall be a condition to the effectiveness of such termination by Coretec) or (b) in the case of a Triggering Event described in Section 17(ii), concurrently with completion of the Pending Coretec Acquisition Proposal. The obligation to make any payment required by this Section shall survive any termination of this Agreement. Coretec hereby acknowledges that the payment amount set out in this subparagraph is a payment of liquidated damages which is a pre-estimate of the damages which DDi will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the other Transactions contemplated herein and is not a penalty. Coretec hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

18.	Termination:

(a)	This Agreement may be terminated by: (i) Coretec in the circumstances permitted by Section 16 hereof; or (ii) either Coretec or DDi if the Arrangement is not completed by the Completion Deadline.

(b)	This Agreement may be terminated by DDi if DDi is not in material breach of its obligations under this Agreement and Coretec breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 10 or 11.

(c)	This Agreement may be terminated by Coretec if Coretec is not in material breach of its obligations under this Agreement and DDi breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 10 or 12.

(d)	This Agreement may be terminated by Coretec as permitted by and pursuant to Sections 10 and 12 in connection with the non satisfaction of a condition(s).

(e)	This Agreement may be terminated by DDi as permitted by and pursuant to Sections 10 and 11 in connection with the non-satisfaction of a condition(s).

(f)	This Agreement shall be deemed to be terminated upon payment by Coretec of the termination fee to DDi pursuant to the Triggering Event described in Section 17(ii).

(g)	Notwithstanding anything herein to the contrary, the obligations and rights of the parties under Section 17 hereof shall survive the termination of this Agreement.

19.	Miscellaneous:

(a)	Notices. Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(i)	if to Coretec:

Coretec Inc.
8150 Sheppard Avenue East
Toronto, Ontario
Canada
M1B 5K2

Attention: Paul C. Langston
Chairman of the Board of Directors,
President & Chief Executive Officer

Facsimile: (416) 208-2197

with a copy (which shall not constitute notice) to:

Cassels Brock and Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention: Alexandra Iliopoulos
Facsimile: (416) 640-3013

(ii)	if to DDi:

DDi Corp.
1220 Simon Circle
Anaheim, California 92806

Attention: Kurt E. Scheuerman
Vice President & General Counsel
Facsimile: (714) 688-7644

with a copy (which shall not constitute notice) to:

Lang Michener LLP
Brookfield Place,
181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7

Attention: Carl De Vuono
Facsimile: (416) 304-3755

(b)	Costs. Each of DDi and Coretec shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Arrangement and the other matters contemplated herein including expenses related to the preparation, execution and delivery of this Agreement and the other documents required to be prepared and/or entered into hereunder or thereunder.

(c)	Public Announcements. DDi and Coretec agree to make a joint press release with respect to the Arrangement and the other Transactions contemplated herein as soon as practicable after the execution by them of this Agreement and to otherwise coordinate the public disclosure and presentations made by them with respect to the Arrangement and the other Transactions contemplated herein. DDi and Coretec further agree that there will be no public announcement or other disclosure of the Arrangement and the other Transactions contemplated herein unless they have mutually agreed thereto or unless otherwise required by applicable Laws or by regulatory instrument, rule or policy based on the advice of counsel. If either DDi or Coretec is required by applicable Laws or regulatory instrument, rule or policy to make a public announcement with respect to the Arrangement and the other Transactions contemplated herein, such party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

(d)	Law. This letter shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the courts of the Province of Ontario.

(e)	Remedies. The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Coretec (if DDi is the breaching party) or DDi (if Coretec is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Section 17 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

(f)	Amendment. This Agreement may, at any time and from time to time be amended by written agreement of the parties hereto.

(g)	Assignment. Neither party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other party hereto; provided that DDi may, without the consent of Coretec, assign all or any part of its rights and/or obligations under this Agreement to an Affiliate, but, if such assignment takes place, DDi shall continue to be bound by this Agreement notwithstanding such assignment.

(h)	Time of the Essence. Time shall be of the essence in this Agreement.

(i)	Binding Effect. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

(j)	Waiver. Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right.

(k)	Currency. Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in Canadian funds.

(l)	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(m)	Confidentiality Agreement. The parties acknowledge that the Arrangement and the other Transactions contemplated by this Agreement are subject to the Confidentiality Agreement, which agreement shall continue in full force and effect. For greater certainty, any discussions in connection with this Agreement shall be treated by the parties hereto as strictly confidential and shall not (without the prior consent of the other party hereto or as contemplated or provided herein) be disclosed by either party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that party hereto with a need to know for purposes connected with the matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

(n)	Entire Agreement. This Agreement, together with the Confidentiality Agreement, contains the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

(o)	Date for Any Action. If the date on or by which any action is required or permitted to be taken hereunder by a party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

[Signatures on Next Page]

(p)	Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same document.

DDi Corp.

By:	/s/ Kurt E. Scheuerman
Name:	Kurt E. Scheuerman
Title:	Vice President & General Counsel

CORETEC INC.

By:	/s/ Paul Langston
Name:	Paul Langston
Title:	President

Exhibit I

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings. All other terms that are capitalized herein, and not otherwise defined in this Plan of Arrangement, shall have the meaning attributed to them in the Arrangement Agreement.

“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Coretec and DDi, each acting reasonably).

“Arrangement Agreement” means the arrangement agreement dated November 23, 2009, among DDi and Coretec, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the resolution of the Coretec Shareholders and Coretec Optionholders to be considered at the Coretec Meeting, approving the Arrangement.

“Articles of Arrangement” means the articles of arrangement of Coretec in respect of the Arrangement, to be filed with the Director after the Final Order is made.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Anaheim, California.

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 183 of the OBCA after the Articles of Arrangement have been filed.

“Common Shares” means the issued and outstanding Common Shares in the capital of Coretec.

“Consideration” has the meaning set out in Section 2.2(c).

“Coretec” means Coretec Inc., a corporation existing under the OBCA.

“Coretec DSUs” means the outstanding Deferred Stock Units for non-employee directors issued pursuant to the Coretec Deferred Stock Unit Plan for Non- Employee Directors dated March 21, 2003.

“Coretec Meeting” means the special meeting, including any adjournments or postponements thereof, of the Coretec Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement.

“Coretec Options” means the outstanding options to purchase Common Shares issued pursuant to the Coretec Stock Option Plan dated July 25, 2000, as amended.

“Coretec Optionholders” means, at any time, the holders of Coretec Options at such time.

“Coretec Proxy Circular” means the notice of the Coretec Meeting, accompanying management proxy circular and forms of proxy, including all appendices thereto, to be sent to the Coretec Shareholders and Coretec Optionholders in connection with the Coretec Meeting, as same may be amended from time to time.

“Coretec Securities” means Common Shares, Coretec Options, Coretec DSUs and any other shares or securities of any nature heretofore issued by Coretec from time to time.

“Coretec Securityholders” means, at any time, the Coretec Shareholders, the Coretec Optionholders and the holders of Coretec DSUs at such time.

“Coretec Shareholders” means, at any time, the holders of Common Shares at such time.

“Court” means the Superior Court of Justice (Ontario).

“DDi” means DDi Corp., a corporation existing under the laws of the State of Delaware.

“Depositary” means such trust company or other Person as may be appointed by DDi, from time to time, to act as depositary for the purpose of the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Shareholders” means a Coretec Shareholder who exercises Dissent Rights.

“Effective Date” means the date shown on the Certificate.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

“In-the-Money Amount” has the meaning set out in Section 2.2(f).

“In-the-Money Options” has the meaning set out in Section 2.2(b).

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 7 of the Arrangement Agreement.

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any governmental authority.

“Letter of Transmittal” means the letter(s) of transmittal for use by the Coretec Securityholders, in the form(s) accompanying the Coretec Proxy Circular.

“Liens” means all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges, claims or rights of third parties of any kind, including, without limitation, any option, agreement, right of first refusal or right of first offer or limitation on voting rights.

“OBCA” means the Business Corporations Act (Ontario) and the regulations thereunder, as in effect as of the date hereof and as may be amended from time to time prior to the Effective Time.

“Person” shall be broadly interpreted and includes any natural person, legal person, partnership, limited partnership, joint venture, unincorporated association or other organization, trust, trustee, executor, administrator or liquidator, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted and whether or not a legal entity.

Section 1.2 Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

Section 1.4 Currency

Except as expressly indicated otherwise, all sums of money referred to in this Plan of Arrangement are expressed and shall be payable in Canadian dollars.

Section 1.5 Time

Time shall be of the essence in each and every matter or thing herein provided. Unless otherwise indicated, all times expressed herein are local time in Toronto, Ontario.

Section 1.6 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

ARTICLE 2

ARRANGEMENT

Section 2.1 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Coretec, (ii) DDi, and (iii) all Coretec Securityholders.

Section 2.2 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	Dissenting Shareholders. Each Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens to DDi, in consideration for the fair value for each such Common Share held by such holder as determined and payable in accordance with Article 3 of this Plan of Arrangement. The holders of such Common Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to acquire or transfer such Common Shares in accordance with this Section 2.2(a) and the name of such holders will be removed from the register of holders of Common Shares. DDi will be deemed to be the legal and beneficial owner of such Common Shares free and clear of all Liens, at the Effective Time and will be recorded as the registered holder of the Common Shares so transferred.

(b)	Coretec Options. Holders of Coretec Options which are outstanding and have an exercise price less than the amount of the Consideration immediately prior to the Effective Time (the “In-the-Money Options”) will be entitled to receive an amount per Coretec Option equal to the difference between the Consideration and the exercise price in respect of such Coretec Options (less applicable withholdings) and such Coretec Options will be cancelled at the Effective Time. All other Coretec Options will be cancelled without any payment at the Effective Time. The Coretec Share Option Plans shall be terminated effective at the Effective Time.

(c)	Common Shares. Each Common Share outstanding immediately prior to the Effective Time held by a Coretec Shareholder (other than those held by Dissenting Shareholders who are entitled to receive fair value for the Common Shares held by them and other than those held by DDi and any Affiliate of DDi), shall be transferred by the holder thereof to DDi in exchange for the amount $0.38 for each one Common Share held (the “Consideration”). The holders of such Common Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to acquire or transfer such Common Shares in accordance with this Section 2.2(c) and the name of such holders will be removed from the register of holders of Common Shares. DDi will be deemed to be the legal and beneficial owner of such Common Shares free and clear of all Liens, at the Effective Time and will be recorded as the registered holder of the Common Shares so transferred.

(d)	Coretec DSUs. Holders of Coretec DSUs which are outstanding immediately prior to the Effective Time will be entitled to receive an amount per Coretec DSU equal to the Consideration and such Coretec DSUs will be cancelled at the Effective Time.

(e)	Other Coretec Securities. Any and all other Coretec Securities that represent or that may be exercised for, or converted into, shares or other securities of Coretec shall be fully and finally cancelled and terminated on the Effective Date, and the holders thereof shall have no further rights or entitlements thereunder.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1 Rights of Dissent

Holders of Common Shares may exercise rights of dissent with respect to such Common Shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Coretec not later than 5:00 p.m. (Toronto time) on the second Business Day preceding the Coretec Meeting. Holders of the Common Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to DDi in accordance with Section 2.2(a) hereof to the extent the fair value therefor is paid by DDi and will not be entitled to any other payment or consideration; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall receive the Consideration from DDi on the basis determined in accordance with Section 2.2(c) hereof, but in no case shall Coretec, DDi or any other Person be required to recognize such holders as holders of Common Shares after the Effective Time, and the names of such holders of Common Shares shall be deleted from the registers of holders of Common Shares at the Effective Time.

ARTICLE 4

CERTIFICATES

Section 4.1 Common Shares, Coretec Options and Coretec DSUs

Prior to the Effective Date, DDi will deposit with the Depositary cash in an amount equal to the aggregate Consideration to be received by Coretec Shareholders pursuant Section 2.2 hereof payable in accordance with the provisions of Article 2 hereof.

As soon as practicable after the Effective Date, upon a Coretec Shareholder depositing with the Depositary certificates representing Common Shares accompanied by a duly-completed and executed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, DDi shall cause the Depositary to deliver, to the applicable Coretec Shareholder in accordance with the Letter of Transmittal, a cheque representing the amount of Consideration such Coretec Shareholder is entitled to receive in accordance with the terms of the Arrangement less applicable withholdings.

On the Effective Date, DDi shall deliver, to the applicable Coretec Optionholder or holder of Coretec DSUs, a cheque representing the amount of Consideration such Coretec Optionholder or holder of Coretec DSUs is entitled to receive in accordance with the terms of the Arrangement less applicable withholdings.

On and after the Effective Time, certificates formerly representing Common Shares, Coretec Options and Coretec DSUs prior to the Effective Time (other than Common Shares held by DDi or any Affiliate thereof) shall cease to represent such securities and shall represent only the right to receive the Consideration therefor specified in Section 2.2 in accordance with the terms of the Arrangement, subject to compliance with the requirements set forth in this Article 4.

Section 4.2 Other Coretec Securities

At the Effective Time, each and every certificate, document, agreement or other instrument, if any, formerly representing any and all other Coretec Securities that represent or may be exercised for, or converted into, shares or other securities of Coretec shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality.

Section 4.3 Lost Certificates

If any certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged pursuant to Article 2 hereof, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a cheque representing the amount of Consideration such Coretec Shareholder is entitled to in accordance with the terms of the Arrangement less applicable withholdings. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such cheque is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and DDi in such sum as DDi may reasonably direct or otherwise indemnify the Depositary, Coretec and DDi in a manner satisfactory to them against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Unclaimed Certificates

Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Common Shares (other than Common Shares held by DDi or any affiliate thereof) that has not been surrendered with all other documents and instruments required by this Article 4 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against Coretec or DDi and the right of such Coretec Shareholder to receive payment of Consideration therefor, shall, on the sixth anniversary of the Effective Date, be deemed to have been surrendered and forfeited to DDi, together with all entitlements to dividends, distributions and any interest thereon held for such former Coretec Shareholder, for no consideration.

Section 4.5 Withholding Rights

DDi and the Depositary shall be entitled to deduct and withhold from any consideration payable to any Coretec Securityholder pursuant to Section 2.2 hereof, such amounts as DDi or the Depositary is required to deduct and withhold with respect to such payment under applicable Laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Coretec Securityholder in respect of which such deduction and withholding was made.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments to Plan of Arrangement

Coretec reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by DDi, (iii) filed with the Court and, if made following the Coretec Meeting, approved by the Court and (iv) communicated to the affected Coretec Shareholders and Coretec Optionholders.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Coretec at any time prior to the Coretec Meeting (provided that DDi shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Coretec Shareholders and Coretec Optionholders voting at the Coretec Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Coretec Meeting shall be effective only if (i) it is consented to by each of Coretec and DDi and (ii) if required by the Court, it is communicated to or consented to by the Coretec Shareholders and Coretec Optionholders.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by DDi, provided that it concerns a matter which, in the reasonable opinion of DDi, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Coretec Securityholder.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE A

Representations and Warranties of Coretec

Coretec represents and warrants to and in favour of DDi as follows:

(a)	Organization. Each of Coretec and its Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Coretec and its Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Coretec. All of the outstanding shares of Coretec and its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered). All of the outstanding shares of the Coretec Subsidiaries are owned directly or indirectly by Coretec or a Coretec Subsidiary. Except as set out in the Coretec Disclosure Letter and except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Coretec Subsidiary, the outstanding securities of the Coretec Subsidiaries are owned free and clear of all Encumbrances and neither Coretec nor any of the Coretec Subsidiaries is liable to any person in respect thereof. Except as disclosed in the Coretec Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Coretec Subsidiaries by either Coretec or any of the Coretec Subsidiaries.

(b)	Capitalization. Coretec is authorized to issue an unlimited number of Common Shares. As at November 23, 2009, there were 18,021,807 Common Shares outstanding and an aggregate of 1,382,500 Common Shares were set aside for issue under the Coretec Share Option Plans. The Coretec Options and Coretec DSUs are disclosed in the Coretec Disclosure Letter. Except for the Coretec Options there are no options, warrants, conversion privileges or other securities, rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Coretec or any of the Coretec Subsidiaries to issue or sell any shares of Coretec or any of the Coretec Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Coretec or any of the Coretec Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Coretec or any of its Subsidiaries having the right to vote with the Coretec Shareholders on any matter. There are no outstanding contractual obligations of Coretec or of any of the Coretec Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding Common Shares. The Shareholder Rights Plan Agreement of Coretec dated March 28, 2003 has not been subsequently approved by the shareholders of Coretec and accordingly has terminated and is no longer in effect.

(c)	Authority. Coretec has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Coretec as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Coretec and the completion by Coretec of the Arrangement and the other Transactions contemplated by this Agreement have been authorized by the directors of Coretec and, subject to the approval by the Coretec Shareholders and Coretec Optionholders in the manner contemplated herein, no other corporate proceedings on the part of Coretec are necessary to authorize this Agreement or to complete the Arrangement and the other Transactions contemplated herein. This Agreement has been executed and delivered by Coretec and constitutes a legal, valid and binding obligation of Coretec, enforceable against Coretec in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Coretec of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other Transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the articles or by-laws (or their equivalent) of Coretec or any of the Coretec Subsidiaries,

(B)	except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in Section 10(d) or any Laws, or

(C)	except as disclosed in the Coretec Disclosure Letter, any material contract, agreement, licence or permit to which Coretec or, any of the Coretec Subsidiaries, is bound or is subject or of which Coretec or any Coretec Subsidiary is the beneficiary;

(ii)	except as disclosed in the Coretec Disclosure Letter, give rise to any right of termination or acceleration of any material indebtedness, or cause any material indebtedness owing by Coretec or any of the Coretec Subsidiaries, to come due before its stated maturity or cause any available credit to cease to be available;

(iii)	result in the imposition of any material Encumbrance upon any of the property or assets of Coretec, any of the Coretec Subsidiaries, or restrict, hinder, impair or limit the ability of Coretec or, any of the Coretec Subsidiaries, to conduct the business of Coretec or any of the Coretec Subsidiaries; or

(iv)	except as disclosed in the Coretec Disclosure Letter, result in any payment (including termination, severance, unemployment compensation, change of control, “golden parachute”, bonus or otherwise) becoming due to any Employee, director or officer of Coretec or of any Coretec Subsidiary or increase any benefits otherwise payable under any Employee Plan or result in the acceleration of the time of payment or vesting of any such benefits;

No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required to be obtained or made by Coretec or, any of the Coretec Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Coretec of the Arrangement and the other Transactions contemplated herein other than (i) any approvals required pursuant to orders made by the Court, (ii) filings with the Director under the OBCA and filings with and approvals required by Securities Authorities and stock exchanges, and (iii) any other consent, waiver, permit, order or approval referred to in the Coretec Disclosure Letter which, if not obtained, would have a Material Adverse Effect on Coretec. Without limiting the generality of the foregoing, subject to obtaining the Coretec Required Vote at the Coretec Meeting, Coretec has complied with the requirements of the Rules.

(d)	Directors’ Approvals. The directors of Coretec present at a meeting have received an oral opinion from Capital Canada Limited, the financial advisor to the special committee of the board of directors of Coretec, that the Consideration is fair, from a financial point of view, to the Coretec Shareholders, the holders of Coretec Options and the holders Coretec DSUs and have unanimously:

(i)	determined that the Consideration is fair to the Coretec Shareholders and the Arrangement is in the best interests of Coretec;

(ii)	recommended that the Coretec Shareholders vote the Common Shares beneficially owned or controlled by them in favour of the Arrangement Resolution; and

(iii)	authorized the entering into of this Agreement and the performance by Coretec of its obligations hereunder.

Such opinion will be confirmed in writing and included in the Coretec Proxy Circular and the cost for such opinion is as set out in the Coretec Disclosure Letter.

(e)	Coretec Subsidiaries. All of the Subsidiaries of Coretec are set out in the most recently filed annual information form of Coretec, except as set out in the Coretec Disclosure Letter.

(f)	No Defaults. Except as disclosed in the Coretec Disclosure Letter, neither Coretec nor any of the Coretec Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Coretec.

(g)	Absence of Changes. Since September 30, 2009, except as publicly disclosed in the Coretec Documents filed on SEDAR prior to the date hereof, or disclosed in the Coretec Disclosure Letter:

(i)	Coretec and each of the Coretec Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	Neither Coretec nor any of the Coretec Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)	except as disclosed in the Coretec Disclosure Letter, there has not been any acquisition or sale by Coretec or any of the Coretec Subsidiaries of any material property or material assets thereof;

(iv)	there has not been any incurrence, assumption or guarantee by Coretec or any of the Coretec Subsidiaries of any debt for borrowed money, any creation or assumption by Coretec or any of the Coretec Subsidiaries of any Encumbrance, any making by Coretec or any of the Coretec Subsidiaries of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Coretec or any of the Coretec Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Coretec;

(v)	Coretec has not declared or paid any dividends or made any other distribution on any of the Coretec Common Shares;

(vi)	Coretec has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Coretec Common Shares;

(vii)

except as disclosed in the Coretec Disclosure Letter, other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Coretec or any of the Coretec Subsidiaries to any

Employee or to any of their respective directors or officers, or any grant to any Employee or any such director or officer of any material increase in severance or termination pay or any material increase or modification of any Employee Plan (including, without limitation, the granting of Coretec Options pursuant to the Coretec Share Option Plans) made to, for or with any of such Employee, directors or officers;

(viii)	Coretec has not effected any material change in its accounting methods, principles or practices; and

(ix)	neither Coretec nor any of the Coretec Subsidiaries has entered into or adopted any, or materially amended any, collective bargaining agreement or Employee Plan.

(h)	Employment Agreements. Other than as disclosed by Coretec in the Coretec Disclosure Letter:

(i)	neither Coretec nor any of the Coretec Subsidiaries is a party to or bound by any contracts in respect of any Employee, former Employee or consultant including:

(A)	any contracts providing for the re-employment of any Employee;

(B)	any bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, tax equalization, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance plan, program, agreement or arrangement or other plans or arrangements providing employee benefits, except for the plans providing employee benefits described in the Coretec Disclosure Letter;

(C)	any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to any Employee, consultant, director or officer of Coretec or any Coretec Subsidiary or any employment, service, consulting or other agreement with any Employee, consultant, director or officer of Coretec or any of the Coretec Subsidiaries which provides for termination of employment or of the contract, as the case may be, on more than 6 months’ notice (excluding such as results by Law from the employment of an employee without an agreement as to notice or severance); and

(ii)	there are no material overdue payments to employees (including any amounts related to unused or accrued vacation days).

(i)	Collective Agreements. Except as set out in the Coretec Disclosure Letter:

(i)	neither Coretec nor any of the Coretec Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting the Employees;

(ii)	neither Coretec nor any of the Coretec Subsidiaries are currently engaged in any labour negotiation;

(iii)	neither Coretec nor any of the Coretec Subsidiaries are a party to any material application, claim, complaint, grievance arbitration or other proceeding by or respecting any Employees or former Employees under any Laws or before any Governmental Entity, including without limitation, any application for certification or which otherwise involves the recognition of any trade union or similar employee organization as the bargaining agent of any of the Employees, or any unfair labour practice complaint;

(iv)	neither Coretec nor any of the Coretec Subsidiaries are currently engaged in any unfair labour practice nor is Coretec aware of any pending or threatened complaint regarding any alleged unfair labour practices;

(v)	there is no strike, labour dispute, work slow down or stoppage against or involving Coretec or any of the Coretec Subsidiaries nor, to the knowledge of Coretec, are any strikes, labour disputes, work slowdowns or stoppages pending or threatened against Coretec or any of the Coretec Subsidiaries;

(vi)	neither Coretec nor any of the Coretec Subsidiaries have experienced any material work stoppage in the 24 month period immediately preceding the date of this Agreement; and

(vii)	to the knowledge of Coretec, neither Coretec nor any of the Coretec Subsidiaries are, nor have they been in the 24 month period preceding the date of this Agreement, the subject of any union organization effort or campaign or similar organization effort by any employee organization or group in respect of or affecting Employees.

(j)	Intellectual Property.

(i)

The Coretec Disclosure Letter sets forth a true and complete list of all registered or filed Intellectual Property Rights, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed and the name of the owner of each such registration or application; (iv) the filing and registration numbers and filing or registration dates of such Intellectual Property Rights; and (v) all material licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Property Right, excluding computer systems and software. The Intellectual Property Rights listed in the Coretec Disclosure Letter are valid, enforceable and subsisting. The Intellectual Property Rights owned or licensed to Coretec or the Coretec Subsidiaries include all of the Intellectual Property Rights used by the Coretec or any of the Coretec Subsidiaries to conduct its business in the manner in which such business is currently being conducted.

(ii)	Except as disclosed in the Coretec Disclosure Letter, neither Coretec nor any Coretec Subsidiary is currently being sued or charged in writing with or is a defendant in any claim, suit, action or proceeding that involves a claim of infringement of any Intellectual Property Right, and Coretec has no knowledge of any other claim of infringement by Coretec or any Coretec Subsidiary, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Right.

(iii)	To the knowledge of Coretec, the current use by Coretec and the Coretec Subsidiaries of the Intellectual Property Rights does not infringe the rights of any other Person.

(iv)	Coretec warrants that Coretec or the Coretec Subsidiaries have good and valid title to all Intellectual Property Rights they own and that any licenses by which Intellectual Property Rights are licensed to or from Coretec or the Coretec Subsidiaries are in full force and effect, are unamended and there are no outstanding defaults or breaches under any of them.

(k)	Computer Systems and Software. The computer systems, Hardware and Software of Coretec and its Subsidiaries including personal computers and special purpose systems (including billing systems, operational support systems and business support systems) are fully operational in all material respects and have the appropriate licensing and material documentation describing, among other things, the Hardware, Software, required maintenance, appropriate operational procedures, all operating systems, applications and utilities. To the knowledge of Coretec, such documentation matches the implementation of the Hardware and Software in use. For the purposes hereof, “Hardware” means the computer hardware, mainframes, personal computers, servers, client/server stations, network equipment, routers, semi conductor chips, embedded Software, communication lines and other equipment “Software” means computer programs, operating systems, applications, interfaces, applets, software scripts, macros, firmware, development tools, and other instructions or sets of instructions for Hardware or Software to follow, including SQL and other query languages, hypertext markup language (“html”), wireless markup language, xml and other computer markup languages, in object, source or other code.

(l)	Financial Matters.

(i)	Except as disclosed in the Coretec Disclosure Letter, the audited consolidated financial statements of Coretec as at and for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 (including the notes thereto and related management’s discussion and analysis) and Coretec’s unaudited financial statements as at and for the nine months ended September 30, 2009 (including the notes thereto and related management’s discussion and analysis) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Coretec at the respective dates indicated and the results of operations of Coretec for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the material liabilities of Coretec on a consolidated basis in accordance with Canadian GAAP. Neither Coretec nor any of the Coretec Subsidiaries has any material liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Coretec for the nine months ended September 30, 2009, except liabilities and obligations incurred in the ordinary and regular course of business since September 30, 2009.

(ii)	Except as disclosed in the Coretec Disclosure Letter, the management of Coretec has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Coretec in its annual filings, interim filings or other reports filed, furnished or submitted by it under provincial and territorial securities legislation is reported within the time periods specified in such legislation, laws and rules.

(iii)	Except as disclosed in the Coretec Disclosure Letter, neither Coretec nor any of the Coretec Subsidiaries nor, to Coretec’s knowledge, any director, officer, employee, auditor, accountant or representative of Coretec or any of the Coretec Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Coretec or any of the Coretec Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Coretec or any of the Coretec Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the Board of Directors of Coretec.

(m)

No Prohibited Payments. Neither Coretec, nor any Coretec Subsidiary, nor, to the knowledge of Coretec, any officer, director, Employee, agent or other person acting on behalf of Coretec or any Coretec Subsidiary, (i) has made any Prohibited Payments, (ii) has made any payments or provided services that, even though not Prohibited

Payments, were not legal to make or provide or that were not legal for the persons receiving them to receive, (iii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the person making them to provide, (iv) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (v) has maintained any off-book bank or cash account or “slush funds”.

(n)	Books and Records. The corporate records and minute books of Coretec and, since the date each Coretec Subsidiary was acquired or incorporated by Coretec, the corporate records and minute books of the Coretec Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Coretec and the Coretec Subsidiaries provided to DDi for review are true and complete in all material respects and the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Coretec and the Coretec Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Coretec and the Coretec Subsidiaries, and (iii) in the case of Coretec and the Coretec Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Coretec.

(o)	Litigation. Except as disclosed in the Coretec Disclosure Letter, there is no material complaint, claim, action, proceeding or investigation pending or in progress or, to the knowledge of Coretec, threatened against or relating to Coretec or any of the Coretec Subsidiaries or affecting any of their respective properties, permits, licences or assets before any Governmental Entity. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Coretec, threatened against or relating to Coretec or any of the Coretec Subsidiaries, before any Governmental Entity. Except as set out in the Coretec Disclosure Letter, neither Coretec nor any of the Coretec Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of Coretec or any Coretec Subsidiary, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement and the other Transactions contemplated by this Agreement.

(p)

Title to Properties and Condition of Assets. Except as set forth in the Coretec Disclosure Letter, each of Coretec or a Coretec Subsidiary has good and marketable title to the real property owned or used by it, free and clear of any title defect or Encumbrance (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in the Coretec Disclosure Letter. All real and tangible personal property of Coretec and each Coretec Subsidiary is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect on Coretec.

(q)	Insurance. Coretec and the Coretec Subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the industry in which Coretec operates and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof.

(r)	Environmental.

Except as disclosed in the Coretec Disclosure Letter, or as would not, individually or in the aggregate, result in a Material Adverse Effect on Coretec:

(i)	Neither Coretec nor any of the Coretec Subsidiaries is in violation of or has violated or has any liability under, any Environmental Law and there are no facts, circumstances or conditions existing, initiated or occurring prior to the Effective Date which could result in liability under Environmental Laws. Without limiting the generality of the foregoing: (i) there has been no Environmental Condition at, on, under or from any of the properties currently owned, leased or operated by Coretec or any Coretec Subsidiary (including, without limitation, soils and surface and ground waters) during the period of Coretec’s or the applicable Coretec Subsidiary’s ownership, tenancy or operation of such property; (ii) there has been no Environmental Condition at, on, under or from any of the properties formerly owned, leased or operated by Coretec or any Coretec Subsidiary (including, without limitation, soils and surface and ground waters) during the period of Coretec’s or any Coretec Subsidiary’s ownership, tenancy or operation of such property; (iii) none of the real property currently leased or operated by Coretec or the Coretec Subsidiaries contains underground improvements, including but not limited to treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Contaminants, and no portion of such real property is or has been used as a dump or landfill or consists of or contains filled-in land or wetlands; and (iv) neither PCB’s, “toxic mold,” asbestos-containing materials, nor any contamination are present on or in the real property currently or previously owned, operated or leased by Coretec or the Coretec Subsidiaries or the improvements thereon.

(ii)	Neither Coretec nor any Coretec Subsidiary has received any notice, demand, claim or request for information or other written communication alleging that Coretec or any Coretec Subsidiary (i) is actually, potentially or allegedly liable under any Environmental Law for an Environmental Condition, or (ii) may be in violation of or have any liability under any Environmental Law.

(iii)	Coretec and each Coretec Subsidiary has applied for and maintains all Environmental Approvals and Coretec and such Coretec Subsidiaries are in compliance in all material respects with the Environmental Approvals.

(iv)	Neither Coretec nor any of the Coretec Subsidiaries has arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of Contaminants at any location such that it is or could be liable for Remediation of such location pursuant to Environmental Laws, and no such location, nor any of the real property currently owned, operated, or leased by Coretec or any of the Coretec Subsidiaries is listed on any governmental list or database of properties that may require Remediation.

(v)	No authorization, notification, recording, filing, consent, waiting period, Remediation or approval is required under any Environmental Law in order to consummate the Arrangement.

(s)	Tax Matters. Except as disclosed in the Coretec Disclosure Letter,

(i)	Coretec and the Coretec Subsidiaries have, in all material respects, filed or caused to be filed, and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have in all material respects, paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Coretec has provided adequate accruals in accordance with Canadian GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Coretec or the Coretec Subsidiaries other than in the ordinary course of business. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(ii)

there are no material reassessments of Taxes in respect of Coretec or the Coretec Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Coretec or any Coretec Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Coretec or any Coretec Subsidiary has been audited. No Governmental Entity has challenged, disputed or questioned Coretec or any Coretec Subsidiary in respect of Taxes or Tax Returns in any material respect. None of Coretec or any Coretec Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Except as set out in the Coretec Disclosure Letter, there are no contingent liabilities for Taxes or any grounds for a material assessment or reassessment of Coretec or any Coretec Subsidiary, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed or accrued in the Financial Statements. Neither Coretec nor any Coretec Subsidiary has received any indication from any Governmental Entity that a material assessment or reassessment of Coretec or any Coretec Subsidiary is proposed in respect of any Taxes. Neither Coretec nor any Coretec Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes. All taxation years up to and including the taxation year ended 1998 are considered closed by Canadian federal and provincial governmental bodies for the purposes of all Taxes;

(iii)	Coretec and each Coretec Subsidiary has, in all material respects, withheld from each payment made to any of its present or former Employees, officers and directors, and to all other persons all material amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Coretec and each Coretec Subsidiary has, in all material respects, remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Entity within the time required under the applicable legislation. Coretec and each Coretec Subsidiary has, in all material respects, charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by them;

(iv)	Coretec and each Coretec Subsidiary will not at any time be deemed to have a capital gain pursuant to subsection 80.03(2) of the Tax Act or any analogous provincial legislative provision as a result of any transaction or event taking place in any taxation year ending on or before the Effective Date;

(v)	There are no circumstances existing which could result in the application of section 78 or 160 of the Tax Act or any equivalent provincial provision to Coretec or any Coretec Subsidiary;

(vi)	Neither Coretec nor any Coretec Subsidiary has participated, directly or through a partnership, in a transaction or series of transactions contemplated in subsection 247(2) of the Tax Act or any analogous provincial legislative provision; and

(vii)	In respect of the Coretec Subsidiaries, no material transaction has been entered into without a valid business purpose.

(t)	Employee Plans.

(i)	All material written employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, tax equalization, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, including any such plans which are sponsored or maintained by any Governmental Entity sponsored, maintained or contributed to or required to be contributed to by Coretec or any of the Coretec Subsidiaries for the benefit of its Employees or former Employees and their dependants or beneficiaries to which Coretec or any of the Coretec Subsidiaries participates or has any actual or potential liability or obligations, other than plans established pursuant to statute (collectively the “Employee Plans”).

(ii)	The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the Employees and former Employees of Coretec and Coretec Subsidiaries and their beneficiaries concerning each Employee Plan, together with all written communications of a general nature provided to such Employees and their beneficiaries, accurately describe the benefits provided under each such Employee Plan referred to therein in all material respects.

(iii)	All of the Employee Plans have been established, registered, qualified, funded, invested and administered, in all material respects, in accordance with, and are in good standing under, all Laws, the terms of such Employee Plans and in accordance with all understandings, written or oral, between Coretec, Coretec Subsidiaries and the Employees or former Employees. No fact or circumstance exists that could adversely affect the tax-preferred or tax exempt status of any Employee Plan. None of the Employee Plans enjoys any special tax status under Laws, nor have any advance tax rulings or other clearances from any Governmental Entity been sought or received in respect of the Employee Plans.

(iv)	Coretec does not have any “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act or any Laws.

(v)	No material amendments have been made to any Employee Plan and no improvements to any Employee Plan have been promised and no amendments or improvements to any Employee Plan will be made or promised by Coretec or any of the Coretec Subsidiaries prior to the Effective Date.

(vi)	No changes have occurred to the Employee Plans or are expected to occur which would materially affect the actuarial reports or any of the financial statements relevant to Coretec or the Coretec Subsidiaries.

(vii)	Except as disclosed in the Coretec Disclosure Letter, none of the Employee Plans provides post-retirement benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

(viii)	All data necessary to administer each Employee Plan is in the possession of Coretec and is in a form sufficient for the proper administration of each Employee Plan.

(ix)	Coretec and/or the Coretec Subsidiaries may unilaterally amend, modify, vary, revise, revoke, or terminate, in whole or in part, each Employee Plan and take contribution holidays under or withdraw surplus from each Employee Plan, subject only to approvals required by Laws.

(x)	All material obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no taxes, penalties or fees are owing or exigible under any of the Employee Plans.

(xi)	All contributions or premiums required to be made by Coretec or any Coretec Subsidiaries under the terms of each Employee Plan, any collective bargaining agreement or by Laws have been made in a timely fashion in accordance with Laws and the terms of the Employee Plans and any applicable collective bargaining agreement, and none of Coretec nor any Coretec Subsidiaries has as of the Effective Date will not have, any actual or potential unfunded liabilities (other than liabilities accruing after the Closing Date) with respect to any of the Employee Plans. All liabilities of Coretec or any Coretec Subsidiaries (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with Canadian GAAP in the financial statements and will be fully and accurately disclosed in the Effective Date balance sheet.

(xii)

No Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other material legal proceeding, initiated by any Governmental Entity or by any other person (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other material legal proceeding or to affect the registration of any Employee Plan required to be registered. Further, should any matter arise which could affect the registration of any Employee Plan, Coretec shall, as promptly as reasonably practical, take all steps required to ensure the registration is not affected.

(xiii)	There have been no withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto except in accordance with the terms of such Employee Plan, Laws and all applicable agreements. None of Coretec, any Coretec Subsidiaries, or any of their agents or employees, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.

(xiv)	No insurance policy or other contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder. The level of insurance reserves in respect of each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(xv)	Except as disclosed in the Coretec Disclosure Letter, the execution of this Agreement and the completion of the Arrangement and the other Transactions contemplated hereby will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Employee.

(xvi)	There exists no liability in connection with any former benefit plan relating to the Employees or former Employees of Coretec or any Coretec Subsidiaries or their beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been properly followed in accordance with the terms of such former benefit plans and Laws.

(u)	Reporting Status. As of the date hereof, Coretec is a reporting issuer or its equivalent in each of the provinces of Canada. As of the date hereof, the Common Shares are listed on the TSX.

(v)

Reports. Coretec has filed (including, as applicable, on SEDAR) or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Coretec Documents”). The Coretec Documents, at the time filed or furnished, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Coretec. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Coretec Documents filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Coretec has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(w)	Compliance with Laws and Exchange Requirements. Except as disclosed in the Coretec Disclosure letter, Coretec and the Coretec Subsidiaries (A) have materially complied with and are not in material violation of any applicable Laws and (B) have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX.

(x)	No Cease Trade. Coretec is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Coretec, no investigation or other proceedings involving Coretec which may operate to prevent or restrict trading of any securities of Coretec are currently in progress or pending before any applicable stock exchange or Securities Authority.

(y)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Coretec or the Coretec Subsidiaries of any of the assets owned by Coretec or any of the Coretec Subsidiaries.

(z)	Certain Contracts. Except as disclosed in the Coretec Disclosure Letter, neither Coretec nor any of the Coretec Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which the business of Coretec or the Coretec Subsidiaries are conducted, (ii) limit any business practice of Coretec or any Coretec Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Coretec or any Coretec Subsidiary.

(aa)	MI 61-101. The Arrangement and the other Transactions contemplated in this Agreement do not require Coretec to obtain a formal valuation pursuant to the Rules. The Coretec Disclosure Letter sets out details of those “related party” (as defined in the Rules) of Coretec entitled to receive directly or indirectly a “collateral benefit” (as defined in the Rules) as a consequence of the Arrangement or the other Transactions contemplated in this Agreement.

(bb)	Competition Act. Coretec and its Affiliates (as that term is defined at section 2 of the Competition Act (Canada)) have assets in Canada totaling less than $60 million, and gross revenues from sales in, from or into Canada, less than $85 million, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder.

(cc)	No Broker’s Commission. Other than the agreement with respect to the delivery of the fairness opinion referred to in paragraph (d) of this Schedule A, Coretec has not entered into any agreement that would entitle any person to any claim against Coretec for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

SCHEDULE B

Representations and Warranties of DDi

DDi represents and warrants to and in favour of Coretec as follows:

(a)	Organization. DDi has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. DDi is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not be material to DDi.

(b)	Authority. DDi has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by DDi as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by DDi and the completion by DDi of the Arrangement and the other Transactions contemplated by this Agreement have been authorized by the directors of DDi, and no other corporate proceedings (including shareholders meetings) on the part of DDi are necessary to authorize this Agreement or to complete the Arrangement and the other Transactions contemplated hereby. This Agreement has been executed and delivered by DDi and constitutes, a legal, valid and binding obligation of DDi, enforceable against DDi in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by DDi of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other Transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the articles or by-laws of DDi,

(B)	except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in Section 9(d), any Laws, or

(C)	any contract, agreement, licence or permit to which DDi is bound or is subject to or of which DDi is the beneficiary;

No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other person is required to be obtained or made by DDi in connection with the execution and delivery of this Agreement or the consummation by DDi of the Arrangement and the other Transactions contemplated hereby other than any approvals required pursuant to orders made by the Court.

(c)	Directors’ Approvals. The directors of DDi have unanimously authorized the entering into of this Agreement, and the performance by DDi of its obligations hereunder.

(d)	Investment Canada. DDi is a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(e)	Residency. DDi is a “non-resident” within the meaning of the Tax Act.

(f)	Ownership of Common Shares. None of DDi or its Affiliates beneficially owns any Common Shares or securities convertible or exchangeable for Common Shares other than the ownership of 515,000 Common Shares.